UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012	Commission File No. 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION

HOURLY EMPLOYEE SAVINGS PLAN PLUS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Financial Statements and Supplemental Schedule

Year ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Hourly Employee Savings Plan Plus

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC

June 21, 2013

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
	(In thousands)
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$858,544	$814,805
Receivables:
Participant contributions	708	716
Lockheed Martin Corporation contributions	231	233
Notes receivable from participants	32,872	33,265

Total assets	892,355	849,019

Liabilities
Administrative expenses payable	92	153

Net assets reflecting investments at fair value	892,263	848,866
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,456)	(2,788)

Total net assets available for benefits	$888,807	$846,078

See accompanying notes to financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012
(In thousands)

Net assets available for benefits at beginning of year	$846,078

Additions to net assets:
Contributions:
Participant	37,137
Lockheed Martin Corporation	11,294

Total contributions	48,431
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	89,062
Interest income on notes receivable from participants	2,818

Total additions	140,311

Deductions from net assets:
Distributions and withdrawals	96,216
Administrative expenses	1,366

Total deductions	97,582

Change in net assets	42,729

Net assets available for benefits at end of year	$888,807

See accompanying notes to financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

1.	Description of the Plan

The following description of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all hourly employees in groups to which the Plan is extended by Lockheed Martin Corporation (Lockheed Martin or the Corporation), including employees in the United States and certain U.S. citizens working abroad. Covered employees are eligible to enroll in the Plan after completion of the waiting period determined by their collective bargaining agreement.

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends declared on Lockheed Martin common stock allocated to participants’ accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Stock Fund may be reinvested in the participant’s account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be reinvested in the participant’s account. In order for dividends to be distributed to a participant, the participant’s balances in the Corporation’s stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund as of the close of business on the day before the ex-dividend date. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

Contributions

Collective bargaining agreements determine the maximum employee contributions and the employer matching contributions. Contributions may be made on a before-tax, after-tax, or Roth 401(k) basis or in any combination, and are subject to certain regulatory limitations. In general, participant contributions, including basic contributions that are eligible for an employer match and supplemental contributions that are not eligible for an employer match, range from $1 to $271 weekly. Participants from eligible business units generally receive an employer contribution equal to 50% or 60% of participant basic contributions, subject to certain limitations as stipulated in the Plan Document. Substantially all employer contributions are made in cash. Participants are immediately vested in all employer contributions.

Participant and employer contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. No investment contribution may be made directly to the SMA. A participant’s initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for additional disclosure of fair value measurements.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

Recent Accounting Pronouncements

In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP with International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amended guidance became effective for the Plan on January 1, 2012 and did not have a material impact on the Plan’s financial statements and disclosures.

3.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the ESOP Fund, a nonparticipant-directed investment, is as follows:

	December 31,
	2012	2011
	(In thousands)
Net assets:
Investments reported at fair value, measured by quoted prices in an active market:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Lockheed Martin common stock	$120,839	$121,882

Year ended December 31, 2012
(In thousands)
Changes in net assets:
Contributions:
Participants	$2,663
Lockheed Martin Corporation	855
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	24,082
Distributions and withdrawals	28,630
Administrative expenses	13

$(1,043)

4.	Reconciliation of Financial Statements to Form 5500

The Plan’s interest in the Master Trust on the Statement of Net Assets Available for Benefits exceeded the related amount on the Form 5500 as of December 31, 2012 and 2011 by $3,456,000 and $2,788,000, respectively, due to the adjustment from fair value to contract value for fully benefit responsive investment contracts.

The Plan’s interest in the net investment gain from the participation in the Master Trust reported in the financial statements is $1,544,000 less than the amount reported on Form 5500 for the year ended December 31, 2012. Administrative expenses reported in the financial statements are $1,274,000 less than the amounts reported on Form 5500 and interest income on notes receivable from participants is $2,818,000 less than the amounts reported on Form 5500 for the year ended December 31, 2012. These differences arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

5.	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated January 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan was submitted for an updated IRS determination letter on January 23, 2013.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2005.

6.	Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a putative class of participants and beneficiaries in the Plan. Plaintiffs have alleged that the Corporation or LMIMCo caused the Plan to pay certain expenses that were higher than reasonable and breached fiduciary duties under ERISA by offering certain allegedly imprudent investment options and providing inadequate disclosures to the Plan’s participants. On March 31, 2009, the Court dismissed a number of plaintiffs’ claims, leaving three claims for trial: plaintiffs’ claims involving the company stock funds, the Stable Value Fund, and overall administrative fees. On September 24, 2012, following plaintiffs’ amended motion for class certification on these remaining claims, the Court denied class certification of the Stable Value Fund claims, granted class certification of the administrative fees claims, and partially granted class certification of the company stock funds claims. The U.S. Court of Appeals for the Seventh Circuit has granted plaintiffs’ petition seeking discretionary review of the class certification of the Stable Value Fund claim and a hearing was held on May 29, 2013. The complaint does not allege a specific calculation of damages, and the Corporation reasonably cannot estimate the possible loss, or range of loss, which could be incurred by the Corporation if plaintiffs were to prevail in their claims, but believe that the Corporation and LMIMCo have substantial defenses. The Corporation disputes the allegations and is defending against them. As a consequence of the Court’s dismissal of a number of plaintiffs’ claims and related decisions by the Court on class certification with respect to the remaining claims, the Corporation believes that the proceedings are no longer material to the Corporation or LMIMCo. Additionally, an adverse decision would not result in any loss to the Plan. Accordingly, the Plan Sponsor does not anticipate reporting on this matter in future periods.

7.	Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the Plan Sponsor. The Master Trust held 48,627,663 and 51,897,215 shares of the Company’s common stock as of December 31, 2012 and 2011, respectively. Dividends earned by the Master Trust on the Company’s common stock were $209,902,000 for the year ended December 31, 2012.

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

8.	Master Trust

General

The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the plans invest daily. The Plan’s interest in the Master Trust’s net assets as of December 31, 2012 and 2011 was 3.55% and 3.73%, respectively.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with a wrap contract to create a synthetic guaranteed investment contract (GIC), and a common/collective trust (CCT), the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). In June 2012, the Stable Value Portfolio that resided in the portion of the Stable Value Fund managed by State Street Global Advisors (SSGA) for Employee Benefit Trusts (SSGA-CCT)

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

contract was terminated and transferred to the Invesco-CCT. The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund:

	2012			2011
Type	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
	(In thousands)			(In thousands)

SSGA - CCT	N/A	N/A	N/A	$736,195	$82	$(2,179)

Invesco - CCT	$4,227,585	$1,279	$(97,353)	$1,817,045	$455	$(72,481)

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contract in the managed separate accounts purchased from certain banks and insurance companies credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2012 and 2011, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on an annual rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2012 and 2011, there were no such advances payable to the Corporation.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

•

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012 and their appreciation (depreciation) for the year ended December 31, 2012:

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
	(In thousands)
Cash and cash equivalents	$801,678	$—	$—	$801,678	$(188)
Equity:
U.S. equity securities	2,318,655	—	—	2,318,655	266,486
U.S. equity securities - Lockheed Martin	4,491,512	—	—	4,491,512	584,318
International equity securities	479,775	—	—	479,775	58,833
Commingled equity funds	2,537,140	8,632,264	—	11,169,404	1,343,668
Fixed income:
Corporate debt securities	—	95,215	—	95,215	5,151
U.S. Government securities	—	1,701,640	—	1,701,640	30,062
Other fixed income securities	6,763	3,156,228	—	3,162,991	4,201
Alternative investments:
Wrap contract	—	—	1,279	1,279	824

Total Investment Assets at Fair Value	$10,635,523	$13,585,347	$1,279	$24,222,149	$2,293,355

Unsettled trades, net				(33,312)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(97,353)

Total net assets				$24,091,484

Interest and dividend income earned by the Master Trust for the year ended December 31, 2012 was $454,183,000.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
	(In thousands)
Cash and cash equivalents	$959,819	$—	$—	$959,819
Equity:
U.S. equity securities	2,373,144	—	—	2,373,144
U.S. equity securities - Lockheed Martin	4,201,589	—	—	4,201,589
International equity securities	283,363	454	—	283,817
Commingled equity funds	2,165,399	5,311,893	—	7,477,292
Fixed income:
Corporate debt securities	—	99,242	—	99,242
U.S. Government securities	—	1,875,380	—	1,875,380
Other fixed income securities	4,361	4,539,437	—	4,543,798
Alternative investments:
Wrap contracts	—	—	537	537

Total Investment Assets at Fair Value	$9,987,675	$11,826,406	$537	$21,814,618

Unsettled trades, net				(10,757)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(74,660)

Total net assets				$21,729,201

The fair value of the wrap contracts of $1,279,000 and $537,000 at December 31, 2012 and 2011, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value during 2012 was primarily due to unrealized gains.

The Master Trust recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2012, there were no transfers between Levels 1, 2, and 3.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. International equity securities categorized as Level 2 are not traded on an active exchange, or if the closing price is not available, the trustee obtains corroborated, indicative quotes from a pricing vendor, broker, or investment manager.

Commingled equity funds are public investment vehicles valued using the Net Asset Value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sales activity).

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income securities in the Master Trust categorized as Level 2 also include the Stable Value Fund. Securities within the Stable Value Fund for which market quotations are readily available are valued in accordance with such market quotations. If market quotations are not available with respect to any such security, the fair value of the security is determined in good faith by the issuer of the Stable Value Fund.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Notes to Financial Statements

Individual assets of the synthetic GIC categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GIC is categorized as Level 3 and is determined using the income approach methodology. Each wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Employer Identification Number 52-1893632, Plan Number 018

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

	(b)	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d)	(e) Current
(a)	Identity of Issue, Borrower, Lessor, or Similar Party		Cost	Value
			(In thousands)

*	Notes receivable from participants	Interest rates ranging from 3.25% to 10.50%; varying maturities	—	$32,872

*	Party-in-interest for which a statutory exemption exists.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus, by Lockheed Martin Corporation as Plan Administrator

Date	June 21, 2013	by:	/s/ David Filomeo
David Filomeo, Vice President,
Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm